January 27, 2012

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the quarterly period ended September 30, 2011
File No. 001-05805

Dear Ms. Hunsaker:

The PNC Financial Services Group, Inc. (PNC or the Company) is responding to your letter dated December 22, 2011 pertaining to your review and comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (Form 10-K) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (Form 10-Q).

We appreciate your comments regarding our recent disclosures. Company management is responsible for establishing and maintaining effective controls over financial reporting and the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (Staff) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have repeated herein each of the comments in your letter (in italics) and provided responses thereto. All references to page numbers and captions in our responses correspond to the page numbers and captions in the Form 10-K or Form 10-Q, as applicable.

General

1. It appears that you have not filed unqualified legality opinions for your September 19, 2011 senior notes offering or your July 27, 2011 depository shares offering. Please file the unqualified opinions in a Form 8-K or by post-effective amendment, or advise.

RESPONSE:

These opinions were filed as exhibits to Form 8-K on January 6, 2012.

Form 10-Q for Quarter Ended September 30, 2011

Home Equity Loan Portfolio, page 46

2. We note your response to prior comment eight in our letter dated July 7, 2011 and your disclosures on page 46. We also note that 67% of your home equity loan/lines portfolio was secured by second liens where you did not hold the first lien position. Please respond to the following:

a.)	We note your disclosure that your ability to validate lien positions is based upon available external information and that you may be unable to determine whether the same collateral applies to both the first and second liens. Please tell us whether you know when you are in the first or second lien position for your home equity portfolio. If so, please revise future filings to clarify that in this disclosure and discuss if you are notified when the first lien is paid off and your second lien becomes the first.

RESPONSE:

At origination, PNC knows whether or not the home equity loan is subordinate to a first lien and if so, whether PNC also holds that first lien. Subsequent to origination, PNC is not typically notified when a senior lien that is not held by PNC is satisfied and, therefore, information about the current lien status of loans which were originated in subordinated lien positions is limited in those cases to what can be obtained from external sources. As discussed further in response to comment 2c, in May 2011, PNC contracted with a third party service provider to provide loan, lien, and collateral data that it aggregates from public and private sources. We started receiving this data in August 2011 and are integrating the information into our assessment of the current status of lien positions. We will revise future filings to further clarify our disclosures.

b.)	We note your disclosure that you track borrower performance and other credit metrics for this portfolio, including FICO scores and LTV ratios, for inclusion in the allowance roll rate models. We also note you consider this information in segmentation of the portfolio by risk, including the portion of the portfolio in a second lien position. Please clarify whether you have separate loan pools for home equities in the first lien position and the second lien position. If not, please explain in more detail how your historical roll rate models and related segmentation capture the different risks in the first and second lien portfolios.

RESPONSE:

PNC does not specifically separate first and second liens for purposes of calculating its allowance for loan and lease losses. Instead, pool segmentation is based on product type (e.g., residential real estate loans, home equity loans, brokered home equity loans, home equity lines of credit, brokered home equity lines of credit). We also further segment certain loans based upon the delinquency status of any first lien mortgage (regardless of whether it is a first lien senior to our second lien).

While our tracking of FICO scores and other credit metrics such as LTV ratios are reflected in our internal risk management reporting and monitoring, they are not specifically used in the roll rate model, which is used to calculate our allowance for loan and lease losses. However, as discussed on page 91 of our third quarter 2011 Form 10-Q (“Qualitative Component”), we evaluate the trending of updated credit metrics to qualitatively adjust the allowance for loan and lease losses to reflect current credit conditions. The roll rate methodology reflects transition of loan balances from one delinquent state to another (e.g., 30 – 59 days past due to 60 – 89 days past due, and ultimately to charge-off). The roll to charge-off is based on PNC’s actual loss experience for each type of pool. Although we note that first lien and second lien home equity loans may not be distinctly separated, our roll rate methodology weights the loss in the roll to charge-off category of each pool based upon the proportionate composition of defaulted first liens and second liens in the pool. Our experience has been that the ratio of first to second lien loans at origination has been consistent over time and is appropriately represented in our defaulted loans used for roll rate calculations. We will revise future filings to further clarify the composition of our pools and our roll rate methodology.

c.)	We note you are building out your capabilities to be able to track the underlying collateral of first and second lien positions and that you will incorporate this into your allowance for loan losses. Tell us and revise to disclose in future filings when you expect this enhancement to be complete and reference where in your current disclosures you discuss how the current method captures this risk.

RESPONSE:

As noted above in response 2a, PNC obtains loan, lien and collateral information from a third party service provider, which gathers, aggregates, and models data from public and private sources. As such, the accuracy and completeness of that data is dependent upon the reporting practices of each municipality or private source from which it is obtained. PNC has been analyzing the data, evaluating its quality, and considering how to incorporate the information into our risk management/business and allowance for loan and lease losses processes. Additionally, PNC has been working with the third party to enhance the information it provides. As we have made progress in our efforts, we have incrementally enhanced our processes, and we anticipate being substantially complete by the end of the second quarter of 2012. We will revise future filings to clarify this.

Within our current disclosures, on page 46 of our third quarter 2011 Form 10-Q, we disclose that “We track borrower performance and other credit metrics monthly for the home equity portfolio … This information is used for credit analysis and segmentation of the portfolio by risk, including the portion of the portfolio in a second lien position, for inclusion in allowance roll rate models.” Additionally, on page 91, we disclose that “Quantitative estimates within the consumer lending portfolio segment are calculated using a roll-rate model based on statistical relationships, calculated from historical data that estimate the movement of loan outstandings through the various stages of delinquency and ultimately charge-off. In general, the estimated rates at which loan outstandings roll from one stage of delinquency to another are dependent on various factors such as FICO scores, LTV ratios, the current economic environment, and geography.” Specifically, our disclosure of FICO scores, LTV ratios, the current economic environment, and geography was intended to reflect credit metrics that impact the performance of our various consumer lending loan classes (e.g., residential real estate, home equity). As the roll rate methodology is based upon historical results, we evaluate the trending of updated credit metrics to consider qualitative adjustments to the allowance for loan and lease losses calculated by the roll rate model to reflect current credit conditions. As noted in our response to comment 2b, we will revise future filings to clarify that the roll rate model is based upon historical loan performance. We will also further clarify how other credit metrics are used in our risk management process. Additionally, please refer to our response to comment 2b for additional information regarding how our roll-rate model captures the risk of first and second lien positions, as well as our acknowledgement that we will revise future filings to further clarify our roll rate methodology.

Note 5 – Asset Quality and Allowances for Loan and Lease Losses and Unfunded

Commitments and Letters of Credit, page 82

Nonperforming Assets, page 83

3. We note footnote (c) to your nonperforming assets table and your disclosure that effective the second quarter of 2011 you changed your policy for certain small business credit card balances to classify them as nonaccrual when they become 90 days or more past due rather than excluding the balances and charging off at 180 days past due. Please tell us and revise to disclose in future filings whether you also changed your charge-off policy for small business credit card loans as part of the nonaccrual policy change or whether they continue to be charged off at 180 days past due.

RESPONSE:

Effective in the second quarter 2011, the designation of nonaccrual status for small business credit card loans was changed to be consistent with the commercial nonaccrual policy and, as a result, small business credit card loans have since then been placed on nonaccrual when they become 90 days or more past due. At September 30, 2011, $7 million of small business credit card loans were designated as nonaccrual. This change did not affect the charge off policy for these loans, and small business credit card loans continue to be charged off at 180 days past due. We will revise future filings to clarify that these loans are charged off at 180 days past due.

Residential Real Estate and Home Equity Loan Classes, page 85

4. We note your disclosure that you regularly update the property value of real estate collateral, at least annually, and calculate a LTV ratio. We also note your disclosure on page 86 of consumer real estate secured high LTVs greater than 100%. Please tell us and revise to disclose whether the LTVs used in determination of your higher risk loans and related disclosures are all current LTVs based on property values within the past 12 months. If some LTVs are based on property value at origination and the loan was originated more than 12 months ago please revise future filings to clarify the portion of current and original LTVs.

RESPONSE:

PNC’s policy is to update the valuation of real estate collateral at least annually based on automated valuation models, broker price opinions, and, more recently, the information provided by the third party service provider noted in response to comment 2c. While these valuations are used in our statistical models and to estimate individual and class/segment level risk for risk management purposes (e.g., line management, workout strategies), they were not fully integrated into our reporting process as of the date we filed our third quarter 2011 Form 10-Q. Accordingly, PNC used a combination of original LTV and updated LTV (updated within the prior 12 months) to populate the tabular information for “Consumer Higher Risk Real Estate Secured Asset Quality Indicators” and “Consumer Real Estate Secured High LTVs” on page 86 of our third quarter 2011 Form 10-Q. Beginning in the 2011 Form 10-K, and as further discussed in our response to comment 5, we will revise our disclosures, to include updated LTVs based upon the information provided by the third party service provider. In addition to the fact that estimated property values by their nature are estimates, given certain data limitations it is important to note that these updated LTVs may be based upon management’s assumptions (e.g., if an updated LTV is not provided, HPI changes will be incorporated in arriving at management’s estimate of updated LTV). Accordingly, we will also disclose that the LTVs are estimates, as well as the nature of these limitations and that management’s assumptions have been incorporated into these amounts.

5. As a related matter, we note your disclosure that the LTV data you regularly update is used in your statistical models to estimate individual and class/segment level risk and your disclosure that LTV tends to indicate potential loss on a given loan and their likelihood of making a payment. Given the importance of this credit quality indicator, please expand your disclosures for LTV in future filings to cover loans beyond the existing disclosure that only quantifies loans with a LTV greater than 100%. For example, please provide separate disclosure of the home equity and residential real estate loans in the following categories: LTVs greater than 100%, the percentage that are between 90-100%, the percentage with LTVs between 80-89%, and the percentage below 80%. To the extent that you do not have refreshed LTV data for each of your loans, please separately quantify the loans that are not included in your data.

RESPONSE:

As discussed in our response to comment 4, in future filings, we will disclose additional updated LTV amounts. As part of our enhanced disclosures, we will include the information presented in the “Consumer Real Estate Secured High LTVs” table within the “Consumer Higher Risk Real Estate Secured Asset Quality Indicators” table, as well as present additional LTV categories for our loan classes (e.g., Residential real estate loans and Home equity loans) in combination with other credit metrics (e.g., FICO and lien position), based upon how the credit risk is managed.

Note 6 – Purchased Impaired Loans, page 94

6. We note your disclosure that the reclassification of nonaccretable difference to accretable yield was $849 million during the nine-months ended September 30, 2011. In addition, we note from your Q3 earnings call held on October 19, 2011 that part of the improvement in the expected cash flows for these loans is due to the extension of the life of the consumer loans and improvements in the commercial book. Please tell us and revise future filings to disclose the primary drivers behind the large reclassification from nonaccretable difference. In this regard, discuss the specific loan types and pools where your cash flow estimates increased, identify the acquisitions that the increased cash flows estimates were attributable to, and confirm that the loans or pools for which cash flows estimates increased did not have an associated allowance for loan loss.

RESPONSE:

As detailed in Note 6 – Purchased Impaired Loans, the net reclassification to accretable from non-accretable during the nine-months ended September 30, 2011 was $849 million. This reclassification relates to the Purchased Impaired Loans acquired in connection with the National City Corporation acquisition and was the result of two primary factors. The first factor relates to the Consumer portfolio (Consumer and Residential Real Estate). During 2011, the weighted average lives (WAL) of this portfolio extended by approximately six months from the beginning of 2011 through the third quarter of 2011. These WAL extensions resulted in an increase in the gross expected cash flows (principal and interest). In certain risk pools, however, these extensions resulted in a lower net present value (NPV) of the cash flow streams due to the fact that gross expected cash flows are derived using the loan’s contractual interest rate and are discounted at the pool’s effective yield which is typically higher than the contractual rate. Therefore, in these cases, incremental impairment (and thus additional allowance for loan losses) resulted from extending cash flows (principal and interest) into future periods, which was the case for certain risk pools during the nine-month period ended September 30, 2011. Due to the increase in gross expected cash flows and the lower carrying value as a result of the incremental impairment, the gross accretable difference increased. In accordance with ASC 310-30, the overall pool yield remained constant in such cases. Additionally, in circumstances where gross expected cash flows increase, we increase yield after recovering any allowance for loan losses in accordance with ASC 310-30. Future fillings will be updated to denote that reclassification amounts disclosed include accretable difference increases relating to cash flow extensions.

Through the nine-month period ended September 30, 2011, we noted increased gross expected cash flows in the Consumer portfolio primarily driven by these extensions which resulted in a corresponding increase to accretable difference. Gross expected cash flows increased for nearly all risk pools (our risk pools are based upon loan types and other risk characteristics); however, the majority of the increases were observed in 1st position mortgage pools, which include prime, non-prime, and construction mortgage products. Home Equity Installment Loans (HEILs) and other 2nd position mortgage products accounted for the remaining increase.

The second factor relates to the Commercial portfolio (Commercial and Commercial Real Estate Loans) whereby each loan is accounted for under ASC 310-30 on an individual basis. During the nine-month period ended September 30, 2011, we benefitted from realizing approximately $200 million of cash receipts that exceeded our recorded investment in these loans. This was primarily driven by better than expected outcomes from payments of unpaid principal balance and higher than anticipated collateral recovery values at liquidation. Since the majority of these excess cash recoveries also exceeded the gross estimated cash flows, they resulted in a reclass to accretable from non-accretable difference. The remaining reclassification was driven by increases in gross expected cash flows on the remaining Commercial portfolio due to higher appraised values on certain collateral dependent loans. These accretable difference increases (both recoveries and expected cash flows) were approximately half commercial and half commercial real estate loans.

Note 8 – Fair Value, page 102

Other Financial Assets Accounted for at Fair Value on a Nonrecurring Basis, page 110

7. We note your response to prior comment 22 of our letter dated July 7, 2011 and your fair value disclosures for nonaccrual loans. You state for your nonaccrual loans measured at fair value on a nonrecurring basis that you rely on the appraised value of the collateral or the net book value of the collateral from the borrower’s most recent financial statements if no appraisal is available to determine your valuation. Also, for outdated appraisals or the net book value method you apply internal assumptions to determine the fair value. Please address the following:

a.) Provide and revise future filings to disclose a detailed discussion of your appraisal process and specifically address how frequently you update an appraisal for a collateral-dependent impaired loan. For example, tell us if you order a new appraisal every six months, on an annual basis, or another time period.

RESPONSE:

As part of the appraisal process, consistent with Interagency guidelines, persons ordering or reviewing real estate appraisals are independent of the lending customer relationship/loan production process. Borrower ordered appraisals are not permitted, and the ongoing performance of appraisers is regularly reviewed. Additionally, appraisals must be provided by licensed or certified appraisers and conform to the Uniform Standards of Professional Appraisal Practice. At least annually for commercial properties, appraisals are obtained for the underlying collateral on nonaccrual loans in excess of $250,000. In certain instances (e.g., physical changes in the property), a more recent appraisal is obtained. For loans of $250,000 and less, there is no requirement to obtain an appraisal. In instances where an appraisal is not obtained, the collateral value is determined consistent with external third party appraisal standards, by an employee independent of the lending customer relationship/loan production process. We will revise future filings consistent with this response.

b). Tell us and revise to disclose in future filings how you calculate the loss given default (LGD) collateral recovery rates that are used to adjust the net book value and outdated appraisals.

RESPONSE:

LGD is the percentage of exposure PNC expects to lose in the event a borrower defaults on an obligation. Accordingly, LGD is a function of collateral recovery rates and LTV. Collateral recovery rates vary based upon collateral type and represent the expected recovery amount on defaulted loans from the collateral. Those rates are established based upon actual PNC loss experience and external market data. We will revise future filings consistent with this response.

Note 9 – Goodwill and Other Intangible Assets, page 115

Residential Mortgage Servicing Rights, page 116

8. We note your rollforward of residential mortgage servicing rights during the nine months ended September 30, 2011. Please tell us, and separately quantify, the main drivers of the $369 million reduction in fair value of these assets referred to as “other” during the nine months ended September 30, 2011. For example, your disclosure in footnote (b) indicates that the changes were primarily due to market-driven changes in interest rates. However, please tell us why the amounts are so much larger than indicated by your sensitivity disclosures provided on page 145 of your 2010 Form 10-K.

RESPONSE:

The primary driver of the decline in fair value is the decline in market interest rates and a corresponding increase in modeled prepayment speeds. Regarding the modeled prepayment speeds, we note the disclosed MSR CPR sensitivities are modeled in isolation, holding all other assumptions unchanged (i.e., market rates). When looking at the changes in fair value due to market rates from December 31, 2010 to September 30, 2011, the largest change occurred from the second to third quarter, $(298) million. On June 30, 2011, the published 20% sensitivity was $87 million. The actual change in weighted average CPR was an increase of 84.5%, which based on June 30, 2011, sensitivity would have resulted in a fair value impact of approximately $(367) million, which is reasonable given all assumptions applied in the model. As disclosed in the From 10-Q, “changes in fair value generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.”

***

We thank you in advance for your prompt attention to this response and look forward to hearing from you at your earliest convenience. Please direct any questions regarding the Company’s response to Greg Kozich, Senior Vice President and Controller, at 412-762-0790.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Ms. Lindsay McCord